SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Rick’s Cabaret International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

765641303

(CUSIP Number)

Eric S. Langan

10959 Cutten Road

Houston, Texas 77066

Telephone: (303) 884-5112

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 25, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	765641303

1	NAMES OF REPORTING PERSONS:

E.S. Langan, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

435,420
NUMBER OF
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON
WITH		435,420

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

435,420

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.48%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

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This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 7, 1999 (together, with this Amendment this “Schedule 13D”), on behalf of E.S. Langan, L.P., a Texas limited partnership, with respect to the common stock, par value $0.01 per share, of Rick’s Cabaret International, Inc., a Texas corporation (the “Issuer”). Specifically, this Amendment amends Item 5 of the Schedule 13D. The filing of any amendment to this Schedule 13D (including the filing of this Amendment) shall not be construed to be an admission by E.S. Langan, L.P. that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 5 of this Schedule 13D is hereby amended and replaced with the following:

Item 5. Interest in Securities of the Issuer.

(a)           As of the date of this statement, E.S. Langan, L.P. owns 435,420 shares of common stock, representing 4.48% of the Issuer’s issued and outstanding shares of common stock. This percentage is based on the 9,807,375 shares of common stock outstanding as of April 30, 2014, as reported by the Issuer in its Form 10-Q filed on May 12, 2014.

(b)           E.S. Langan, L.P. has sole power to vote or direct the vote of and to dispose or direct the disposition of the 435,420 shares of common stock owned by it.

(c)           On April 25, 2014, E.S. Langan, L.P. made a distribution 143,212 shares of common stock of the Issuer to the limited partner of E.S. Langan, L.P. Other than this transaction, E.S. Langan, L.P. has not effected any transactions in the Issuer’s common stock (or securities convertible or exercisable into the Issuer’s common stock) during the past 60 days.

(d)           Not applicable.

(e)           After giving effect to the transaction described in subsection “(c)” above, E.S. Langan, L.P. ceased to be the beneficial owner of more than five percent of the Issuer’s common stock on April 25, 2014. This is the final amendment to this Schedule 13D and an exit filing for E.S. Langan, L.P.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated:  May 16, 2014

E.S. Langan, L.P.

By: /s/ Eric S. Langan

Eric S. Langan

General Partner

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